December 19, 2023

VIA EDGAR TRANSMISSION

Office of Manufacturing
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Heather Clark and Melissa Gilmore

Re:	Corning Incorporated

Form 10-K for Fiscal Year Ended December 31, 2022
Form 10-Q for the Period Ended September 30, 2023
File No. 001-03247

Dear Ms. Clark and Ms. Gilmore:

We are responding to the comment from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in the letter dated December 13, 2023 to Mr. Edward Schlesinger of Corning Incorporated (“Corning”), relating to the above-referenced filings. The Staff’s comment is set forth below in bold, followed by our related response.

Please note that the “Company,” “we” or “our” refers to Corning Incorporated. All terms used but not defined herein have the meanings assigned to such terms in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (“2022 Form 10-K”).

Form 10-Q for the Period Ended September 30, 2023

Goodwill, page 27

1.	We note your response and your conclusion that at September 30, 2023, after evaluating expectations for the long-term growth of the business, forecasted future cash flows and those set forth in ASC 350-20-35-3C, as well as your actual results and outlook, that it was not more likely than not that the fair values of your goodwill were less than their respective carrying values and, therefore, you did not have any impairment. Given the deterioration in your operating results (i.e., decreases in net sales and net income) and cash flows from operations, please refer to Item 303(b)(3) of Regulation S-K and expand your disclosures in future filings to address the following:
•	describe the potential events and/or changes in circumstances that could result in additional impairment charges; and
•	disclose the percentage by which your estimated fair value exceeds your carrying value as of the date of your most recent impairment test.

The Company acknowledges the Staff’s comment. Pursuant to Item 303(b)(3), as well as the interpretations included within the Division of Corporation Finance’s Financial Reporting Manual, if the Company determines in its impairment testing for fiscal 2023 (or in future periods) that, for a reporting unit with material goodwill, the reporting unit’s estimated fair value does not substantially exceed its carrying value, the Company will disclose: (i) the reporting unit and quantification of the amount of goodwill allocated to

Confidential - Corning (L3)

the reporting unit; (ii) the percentage by which the estimated fair value exceeds the carrying value as of the date of the most recent impairment test; (iii) the specific key assumptions used in the fair value determination; (iv) the degree of uncertainty associated with the key assumptions and how changes in key assumptions could impact the fair value determination; and (v) the potential events and/or changes in circumstances that could reasonably be expected to negatively affect key assumptions and that could result in additional impairment charges.

*  *  *  *  *

Please direct questions regarding this response to me at (607) 974-5843.

Sincerely,

/s/ Edward A. Schlesinger
Executive Vice President & Chief Financial Officer
cc:	Wendell P. Weeks, Chairman & Chief Executive Officer

Lewis A. Steverson, Executive Vice President & Chief Legal & Administrative Officer
Stefan Becker, Senior Vice President, Finance & Corporate Controller
Marco Carducci, PricewaterhouseCoopers LLP

Confidential - Corning (L3)